      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 2000
                           REGISTRATION NO. 333-93763


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC. (exact name of registrant as specified in charter)

             DELAWARE                                  71-0675758
  (State or other jurisdiction of          (IRS Employer Identification No.)
   incorporation or organization)

                             914 N. JEFFERSON STREET
                           SPRINGDALE, ARKANSAS 72764
                                 (501) 756-7400
    (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  JOE G. BROOKS
                             914 N. JEFFERSON STREET
                           SPRINGDALE, ARKANSAS 72764
                                 (501) 756-7400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement depending on market conditions.
                                   ----------

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                   ----------

                         CALCULATION OF REGISTRATION FEE


                                                                  PROPOSED             PROPOSED
                                                                   MAXIMUM             MAXIMUM                AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE        OFFERING PRICE         AGGREGATE             REGISTRATION
           TO BE REGISTERED                 REGISTERED            PER SHARE         OFFERING PRICE               FEE
----------------------------------------------------------------------------------------------------------------------------
Class A common stock                      13,126,282        $2.9375 (1)              $38,558,453     $10,179 paid previously
Class A common stock                         101,436        $2.1875 (3)              $   221,891               $59
Total                                     13,227,718                                                     Balance due: $59
============================================================================================================================


(1) Calculated pursuant to Rule 457(c) solely for the purpose of determining the registration fee, based on the average high and low sales price per share, as reported by NASDAQ SmallCap Market System on December 22, 1999.


(2) Represents additional shares issued or to be issued as interest payments on promissory notes.

(3) Calculated pursuant to Rule 457(c) solely for the purpose of determining the registration fee, based on the average high and low sales price per share, as reported by NASDAQ SmallCap Market System on July 7, 2000.



         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED JULY 11, 2000


PROSPECTUS



         A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                            SECURITIES TO BE OFFERED:
                UP TO 13,227,718 SHARES OF CLASS A COMMON STOCK

                           PRINCIPAL EXECUTIVE OFFICE:
                             914 N. Jefferson Street
                           Springdale, Arkansas 72764
                                 (501) 756-7400


         The shares of Class A common stock offered in this prospectus are being sold from time to time by 55 selling stockholders, all of whom are named under the caption "SELLING STOCKHOLDERS." We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

         Our Class A common stock is traded on the Nasdaq SmallCap Market under the symbol "AERTA." On July 6, 2000, the last reported sale price of the Class A common stock was $2.13 per share, as reported by the Nasdaq SmallCap Market System.

         THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 2 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                  JULY 11, 2000

                                TABLE OF CONTENTS

ABOUT ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC..............1

RISK FACTORS..........................................................2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................8

RECENT DEVELOPMENTS ..................................................9

USE OF PROCEEDS......................................................11

SELLING STOCKHOLDERS.................................................11

DESCRIPTION OF SECURITIES............................................18

PLAN OF DISTRIBUTION.................................................19

LEGAL MATTERS........................................................20

EXPERTS..............................................................20

WHERE YOU CAN FIND MORE INFORMATION..................................20

            ABOUT ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.


         We manufacture and market composite building materials that can be used as an alternative to traditional wood products for exterior applications in building and remodeling homes. We use waste wood fibers and reclaimed polyethylene plastics as our raw materials. Our products are comprised of approximately equal amounts of wood and plastic and have been extensively tested and used by several leading national companies, such as the Weyerhaeuser Company and Therma Tru Corporation. Our products are marketed under the LIFECYCLE(R), MoistureShield(R) and ChoiceDek(R) tradenames. We recently introduced a new decking line called DreamWorks(TM). We primarily targeT the following markets:

          (a)      exterior door, window, trim and fascia components, and
          (b)      commercial and residential decking surface components.

         We currently operate two manufacturing and recycling facilities. We recently expanded into nationwide decking distribution with Weyerhaeuser. Our decking components and a limited amount of door and window components are currently manufactured by our facility in Junction, Texas. We are currently expanding our manufacturing capabilities by increasing extrusion/production capacity at our second composite manufacturing and plastic reclamation facility in Springdale, Arkansas. Because of increased demand from our principal customers, we plan to start construction on a second plastic recycling facility and a third composite extrusion facility adjacent to our existing Springdale, Arkansas facility later in the 2000 fiscal year, subject to the availability of financing from either the proceeds of our industrial development bond financing currently held in escrow or from other debt or equity financing, of which there can be no assurance in either case. See "Risk Factor - We Require Additional Financing to Satisfy Current Debt Obligations and Meet Our Business Plan Objectives".

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below and other information contained in this prospectus before deciding to invest in shares of our Class A common stock. Investors should seek professional advice in analyzing this offering.




WE HAVE A WORKING CAPITAL DEFICIT AND MAY SUFFER CONTINUED LOSSES

                 AGGREGATE SALES REVENUES AND CUMULATIVE LOSSES

             TIME PERIOD               AGGREGATE SALES REVENUES        NET LOSSES
             -----------               ------------------------        ----------
           December 2, 1988                  $ 65,514,333             $ 25,524,775
         (our inception date)
        through March 31, 2000

          Three Months Ended                 $  6,269,244             $    314,211
            March 31, 2000

           Fiscal Year 1999                  $ 19,917,133             $  1,763,736




         The success of our operations is largely dependent upon our ability to improve operating efficiencies and increase overall production capacity. Our success also depends on our ability to generate and maintain substantial sales revenues, increased margins and adequate cash flows from operations. We cannot give any assurance that we have such abilities. At March 31, 2000, we had a working capital deficit of $5,893,469.



WE REQUIRE ADDITIONAL FINANCING TO SATISFY CURRENT DEBT OBLIGATIONS AND MEET OUR BUSINESS PLAN OBJECTIVES

         We have expended substantially all of the proceeds from our private placements and public financings, including warrant and option exercises, in 1997, 1998 and 1999, which aggregated approximately $9.55 million, excluding the tax-exempt bond financing discussed below. In addition, $1.8 million of short-term indebtedness incurred in those private placements matures on August 31, 2000. Accordingly, if we cannot generate sufficient cash flows from existing operations, do not satisfy or obtain a waiver of the conditions to the release of escrowed proceeds of a tax-exempt bond financing, and the lenders whose notes currently mature on August 31, 2000 do not agree to extend the maturity of such obligations, we could be dependent in the near future on successfully raising additional debt or equity financing to satisfy our current debt obligations, to sustain our operations and to pursue our growth plans, as to which there can be no assurance. The independent public accountants' report on our financial statements for the year ended December 31, 1999, contains an explanatory paragraph regarding our ability to continue as a going concern as we have incurred net losses since inception, have a working capital deficit and are subject to certain claims in litigation. See the Report of Independent Public Accountants contained in, and Notes 2 and 12 to, our Financial Statements for the year ended December 31, 1999, which is incorporated by reference in this prospectus (see "WHERE YOU CAN FIND MORE INFORMATION"). Should we be unable to secure additional financing, our operations and our ability to further expand and pay existing debt obligations would be materially adversely affected. Our operations may be delayed or discontinued until such time, if ever, as funds are generated in order to resume operations. There can be no assurance that current or prospective creditors and purchasers of our products would accept any such delay or that such purchasers would not locate alternative supply sources. There is no assurance that required additional financing can be obtained on satisfactory terms.

         In October 1999, in order to preserve a previously granted allocation from the Arkansas Development Finance Authority, we closed into escrow a tax-exempt industrial development bond financing through the City of Springdale, Arkansas with an institutional investor in the amount of approximately $16.5 million bearing interest at 5.25% per annum. The proceeds of such bond financing have been required by such institutional investor to be reinvested in guaranteed investment contracts and will not be available for our corporate purposes until we achieve consistent positive operating cash flow and profitability, or satisfy other operating performance standards to the satisfaction of that investor, of which there can be no assurance. Alternatively, we may attempt to re-market the bonds in stages in the second half of 2000 as operating and financial conditions warrant, at which time the proceeds of such issuance would be released from escrow to finance further capital expenditures at our Springdale location. We must meet certain performance criteria to have the bonds released from escrow and subsequently re-marketed. These conditions currently include delivering to the current holder and bond trustee satisfactory evidence that for any consecutive 12 month period commencing on or after the date of the issuance of the bonds, the long-term debt service coverage ratio, as defined, has been not less than 2 to 1, and the projected long-term debt service coverage ratio for the 24 month period subsequent to the first disbursal shall be not less than 2 to 1. There is no assurance we will be successful in meeting the standards required to receive the bond financing proceeds or in obtaining necessary financial resources from other sources. We do not intend to further expand and continue construction beyond the third extrusion line in Springdale without the successful re-marketing of the bonds, of which there can be no assurance.


WE MAY HAVE LIMITED SOURCES OF FINANCING

         We have met most of our working capital and capital improvement needs for the preceding three years with proceeds from equity financings of approximately $5.4 million during 1997 through 1999, and from bridge loan placements during 1997 and 1998 of $3.16 million placed through the Zanett Securities Corporation. In addition, we have been primarily dependent, until recently, on receivables factoring and other financing from Marjorie S. Brooks, but there is no assurance that such support will continue. Under a placement agreement of October 31, 1997, The Zanett Securities Corporation has rights to approve and participate in our future debt or equity financings, except for bank, equipment leasing and institutional debt financing, for a term expiring the latter of October 30, 2001 and the final payment date of the outstanding bridge notes. Such rights could have an adverse effect on our ability to obtain additional financing. In the event that Zanett exercises its option to offer and place additional notes, Zanett will be entitled to receive a 10% placement agent fee and 3% nonaccountable expense allowance based on our aggregate gross proceeds from the sale of the additional notes, and Zanett and its affiliates will be entitled to receive additional warrants for up to as many as 726,178 shares of Class A common stock at an exercise price of $.375 per share, if all of such additional notes were sold.

OUR LIMITED MANUFACTURING CAPABILITIES COULD RESTRAIN OUR BUSINESS GROWTH

         Although we have substantially completed development of our commercial manufacturing processes at our Junction, Texas facility and initial phases of our new manufacturing plant in Springdale, Arkansas, the long-term success of our operations will depend upon the manufacture of our composite products on a substantially greater commercial scale than we have engaged in to-date or have the current production capacity to engage in. We currently have one composite manufacturing facility in Junction, Texas and a second composite manufacturing facility in Springdale, Arkansas, but plan to increase production capacity at both facilities. Our plans to increase production capacity at the Arkansas plant beyond a third production line are subject, in the short-term, to the release from escrow of proceeds of our industrial development bond financing. There can be no assurance that we will be able to expand our operations to the extent required or achieve improved operational efficiencies, resulting in lower operating costs as a percentage of revenues, in order to realize profitable operations, even assuming the availability of adequate financing and customer demand for our products. Our primary customers and markets are large, and continued increased sales growth will require significant capital expenditures. There can be no assurance that financing can be obtained to add production equipment or build additional manufacturing facilities or that, if obtained, they will become operational in a timely manner.

CERTAIN PENDING LEGAL PROCEEDINGS COULD ADVERSELY AFFECT OUR PATENTS OR
OPERATIONS

         In June 1992, Mobil Oil Corporation commenced an action against us in the United States District Court for the District of Delaware. In the complaint, Mobil sought entry of a declaratory judgment that certain of our patents were invalid and unenforceable.

         In February 1994, the court held that four of our patents on composite product technology were invalid and that Mobil had not infringed the patents. In 1995, we filed a motion with the Court alleging prejudicial misconduct by Mobil prior to the trial and an appeal with the U.S. Court of Appeals. In June 1996, the U. S. Court of Appeals reversed a portion of the earlier ruling which had held that two of the patents were invalid, but nevertheless ruled that Mobil did not infringe such patents. We did not further appeal this ruling.

         In February 2000, Mobil appealed the denial of its motion to recover $2.7 million in attorneys' fees from us. We subsequently filed a cross-appeal on the dismissal of our prejudicial misconduct motion. We now await a hearing date before the U.S. Court of Appeals. Mobil is no longer in the composite products business.

         We were also sued in May 2000 in federal court in Texas for back royalty payments allegedly due to a successor to a licensor of firelog extrusion technology. That licensor licensed technology to a firelog manufacturing company operated by our founders in 1986-1987. A dispute and lawsuit arose at that time between our founders and that licensor that was settled by an agreement that our founders and their affiliates would pay the licensor a royalty of $10.00 per ton of material, if any produced using the licensor's technology. As described in our December 1989 IPO prospectus and for many years thereafter, we have always contended that we did not use such technology and no royalty was paid nor, prior to this year, did that licensor ever pursue any claim for such royalties. We believe numerous defenses are available and intend to vigorously defend ourselves against what we consider a matter related to the current suit in Delaware. Mobil was also a successor and licensee from affiliates of that firelog technology licensor.

DECLINES IN CONSTRUCTION ACTIVITY MAY ADVERSELY AFFECT OUR BUSINESS

         Our engineered composites have been marketed primarily to companies that manufacture products for use by the construction industry in new home construction and home improvement work. Increases in long-term interest rates can have a negative effect on us by slowing housing starts due to increased financing costs. The construction industry is subject to significant fluctuations in activity and to periodic downturns caused by general economic conditions. Reductions in construction activity could have an adverse effect on the demand for our composites in the door and window market, which could decrease our revenues and adversely affect our operations.

WE ARE DEPENDENT ON CERTAIN KEY CUSTOMERS

         We could be materially adversely affected if we were to lose one or more of our large existing customers. If we were unable to locate new customers to purchase our products or increase sales to existing customers, the loss of one or more of our large customers could cause a substantial decline in our revenues. Most of our key customers are not contractually obligated to purchase a substantial amount of additional products.

         We have limited our initial marketing to major industrial companies with large market shares nationwide in the building material, door, and window construction industries. Since inception, a few large door and window construction companies have historically purchased substantially our entire MoistureShield(R) product line. Our principal marketing and distribution channel for our decking material is Weyerhaeuser, which accounted for 69% of our first quarter 2000 sales and 50% of 1999 sales. Therma-Tru Corporation accounted for 16% of first quarter 2000 sales and 21% of our 1999 sales.

CHANGES IN GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS

         We are currently able to incorporate a large portion of the waste plastic feedstocks that we receive into our composite materials manufacturing and plastic reclamation processes without significant waste disposal problems of our own. However, our current supply sources are relatively homogeneous and consistent. There can be no assurance that, in the future, continuing regulations will not adversely affect our operations or require the introduction of costly additional manufacturing pollution control or waste disposal processes.

         Certain customers have expressed interest in our products because use of our products could reduce the sawdust or other solid waste generated by such customers' operations. We believe that the demand for our products and technology could be decreased if there is a lessening of public concern or government pressure on private industries and municipal solid waste disposal authorities to deal with solid waste disposal problems.

WE COULD BE UNSUCCESSFUL IN OUR EFFORTS TO MEET COMPETITION

         Competition from other companies could impede our sales growth and increase the prices we pay for raw materials. In seeking to market our composites as alternative building materials to high-grade western pine and other woods, aluminum, high-performance plastics and other construction materials, we compete with major forestry product companies and aluminum fabricating companies. The conventional material manufacturers with which we must compete have, in many cases, long-established ties to the building and construction industry and have proven well-accepted products. Many of our larger competitors also have research and development budgets, marketing staffs and financial and other resources, which far surpass our resources. Several large forestry product companies, including Georgia Pacific and Louisiana Pacific, have recently announced plans to begin marketing composite decking. We must also compete in the building materials market with certain other plastics recyclers currently manufacturing recycled materials intended for similar building material applications, including decking and fencing.

         Trex(R), a principal composite building materials competitor, has received building code approval rating on its decking products. This may give Trex(R) a marketing advantage in certain places. We have recently submitted our building code approval rating application. Failure to receive a building code approval rating on our decking products could slow or impede our sales growth.

FIRE DISRUPTIONS MAY ADVERSELY AFFECT OUR BUSINESS

         We experienced a series of fires several years ago, which severely disrupted our manufacturing operations. In 1996, we experienced two fires at our Rogers, Arkansas plastic reclamation facility, which were ruled arson by authorities. The pattern of fires caused our fire insurance to be cancelled. We were able to renew our fire insurance, but at a substantially higher rate. We have increased security, increased fire protection equipment and added armed guards at our facilities. Our Springdale facility had an extensive fire sprinkler system installed. However, another major fire or similar disruption could occur and materially adversely affect our operations and our ability to continue as a going concern.

WE ARE DEPENDENT UPON MANAGEMENT AND OUTSIDE TECHNICAL ASSISTANCE

         We are substantially dependent upon the personal efforts and abilities of Joe G. Brooks, our Co-Chief Executive Officer and Chairman; J. Douglas Brooks, our Vice President of Recycled Plastics; Edward J. Lysen, our Chief Financial Officer; and a limited number of corporate and technical staff who devote all of their business time to the affairs of the Company. The loss of the services of one or more of these persons could have a material adverse effect upon our activities. We are also dependent upon the continuing availability of capable outside engineering services and other technical assistance and there is no assurance that we will be able to locate, maintain, and/or obtain such necessary technical assistance from time to time.

OUR CURRENT MANAGEMENT MAY EXERCISE VOTING CONTROL

         At March 31, 2000, our directors and officers in the aggregate beneficially owned approximately 31.2%, 93.9% and 27.6% of the Class A common stock, Class B common stock, and Series B preferred stock, respectively (which includes shares underlying currently exercisable outstanding options and warrants). These amounts constituted approximately 40.5% of our combined general voting power. Accordingly, our current officers and directors may be able to elect our directors and otherwise control the Company. Holders of Class A common stock, Class B common stock and Series B preferred stock will generally vote together as a single class upon matters submitted to a vote of stockholders, though the holders of Class B common stock will be entitled to five votes per share of Class B common stock and the holders of Series B preferred stock will be entitled to 2,500 votes per share of Series B preferred stock, while holders of Class A common stock will be entitled to only one vote per share. The Class B common stockholders have entered into a right of first refusal agreement among themselves granting such stockholders a right to purchase Class B common stock on a pro rata basis from any Class B common stockholder desiring to sell such shares.

OUR COMMON STOCK COULD BE DILUTED OR OTHERWISE ADVERSELY AFFECTED BY ADDITIONAL ISSUANCES OF PREFERRED STOCK

         We are authorized to issue up to 5,000,000 shares of preferred stock, 2,900 shares of which are outstanding. Our board of directors is empowered to fix the terms of the preferred stock without stockholder approval, which terms may adversely affect the rights of holders of the Class A common stock.

         In 1998, we sold 2,900 shares of Series A, B and C convertible preferred stock for $1,000 per share. The 900 shares of Series B preferred stock were sold to companies controlled by Marjorie S. Brooks and to certain other persons have voting rights of 2,500 votes per share of Series B preferred stock, which votes together with holders of Class A common stock and Class B common stock on matters submitted to a stockholder vote.

WE COULD BE REQUIRED TO REDEEM OR PAY LIQUIDATED DAMAGES ASSOCIATED WITH THE OUTSTANDING PREFERRED STOCK

         A total of 2,900 shares of Series A, B and C convertible preferred stock are outstanding, with a total stated value of $2,900,000. The preferred stock has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. Although the preferred stock is not mandatorily redeemable, we could be required to either redeem such preferred stock or, at our option, pay as liquidated damages an amount equal to 10% of the stated value of the preferred stock if our shares are not listed on at least one of the Nasdaq SmallCap Market, Nasdaq National Market, New York Stock Exchange or American Stock Exchange for 10 days or more in any nine month period. The liquidated damages amount is payable at the Company's option in either cash or shares of Class A common stock. The preferred stock is also redeemable in the event we default under certain obligations with respect to the preferred stock. The redemption price is generally equal to the greater of (a) the aggregate market value of the Class A common stock into which the preferred stock could be converted and (b) 115% of the sum of (i) the stated value, (ii) the 10% per annum premium, and (iii) any unpaid conversion default payment.

POTENTIAL DROP IN STOCK PRICE DUE TO FLOATING CONVERSION FEATURE OF CONVERTIBLE PREFERRED STOCK

         Because we failed to meet certain financial performance milestones during the six months ended June 30, 1999, the convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion. If the preferred stock is not previously redeemed or converted, it automatically converts into Class A common stock on the seventh anniversary of the issue date at a conversion price equal to the lower of a fixed $1.20 conversion price or the 5-trading day average closing bid price immediately prior to the date of conversion. Based on these conversion price formulae, if the market price of the common stock declines below $1.20, the convertible preferred stock will be convertible into a proportionately greater number of shares of common stock. The number of shares we could be required to issue in payment of the premium on the preferred stock would also increase if the market price of the common stock declines below $1.20. In that event, the lower the price of our common stock at the time of conversion, the more shares into which the convertible preferred stock will be convertible. These increases in the number of shares issuable upon conversion of the convertible preferred stock and upon payment of the premium on the preferred stock could result in a substantial dilution to other holders of Class A common stock and adversely affect the market price of the Class A common stock. In addition, substantial sales by the selling stockholders, including the holders of the convertible preferred stock, could place further downward pressure on our stock price and permit them to convert additional shares at a lower price.

FUTURE SALES OF SHARES COULD BE DILUTIVE AND IMPAIR OUR ABILITY TO RAISE CAPITAL


         At March 31, 2000, we had reserved approximately 27,643,080 shares of Class A common stock for issuance upon conversion of outstanding stock and upon exercise of outstanding warrants and options. 8,397,330 of the reserved shares are covered by other registration statements and can be sold from time to time. This prospectus covers the potential sale from time to time of up to 13,227,718 of such reserved shares of Class A common stock. The conversion of a significant number of these equity instruments into Class A common stock could adversely affect the market price of the stock.


         The exercise or conversion of such securities will result in a dilution in interest for our other security holders. Such securities, whether converted into stock or not, could impair our ability to obtain additional capital. Also, the holders of such securities may be expected to exercise their rights at a time when we would in all likelihood be able to obtain needed capital through a new offering of our securities on terms more favorable than those provided by the outstanding securities.

WE ARE NOT LIKELY TO PAY DIVIDENDS

         We have not paid any cash dividends in the past and expect to retain any future earnings for expansion of our business rather than to pay cash dividends in the foreseeable future.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We have made statements in this prospectus, including statements under "About Advanced Environmental Recycling Technologies, Inc.," "Risk Factors," and "Recent Developments" which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

         o our ability to refinance existing indebtedness or obtain additional debt and equity financing to satisfy existing debt obligations, provide working capital and support our growth strategy;

         o our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

         o      general economic and business conditions;

         o      anticipated trends in our business;

         o      existing and future regulations affecting our business; and

         o other risk factors described in the section entitled "Risk Factors" in this prospectus supplement.

         You can identify these forward-looking statements by forward-looking words such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" and similar expressions in this prospectus supplement.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                               RECENT DEVELOPMENTS

WE HAVE AN INCREASED PURCHASE COMMITMENT FROM WEYERHAEUSER FOR THE YEAR 2000

         AERT entered into a purchase agreement with Weyerhaeuser for 1,200 trucks of its residential and commercial decking products, which are marketed under the brand name ChoiceDek(R), for the year 2000. This will approximate $22,000,000 in gross sales for the year, providing that we can reach this volume of production. That sales amount is an increase in 2000 decking sales over 1999 of approximately 108%, or more than double 1999 decking sales. AERT will also be increasing distribution of decking through Weyerhaeuser into Canada during the summer of 2000. This increase in sales opportunities for AERT is driven primarily by the increasing market acceptance of low maintenance decking materials by consumers over traditional decking materials like wood that require maintenance and can rot, splinter and warp over time when exposed to external environments.

WE HAVE INTENSIFIED OUR ADVERTISING AND PROMOTION EFFORTS

         Additionally, in the first half of 2000, AERT and Weyerhaeuser started a national TV advertising campaign on TNN outdoors. The ads run four times per week with an exposure to over 72 million households. These ads are to build product identification and brand awareness. Beginning in September 2000, we will also be advertising on the Outdoor Channel. In addition, our decking products are also being advertised in several nationwide homebuilding publications, including the Journal of Light Construction, Builder Remodeler and Fine Homebuilding, as well as some regional publications. For 2000, the anticipated amount to be expended for national and regional advertising and promotion on decking is approximately $900,000.

WE ARE SEEKING BUILDING CODE CERTIFICATIONS WHICH MAY INCREASE THE SALES POTENTIAL OF OUR PRODUCTS

         We have applied for building code approval from the Building Officials and Code Administration (BOCA) for our decking products, but these products may require additional testing before we achieve this approval. We are also testing products and applying for international building code approval from the International Conference of Building Officials. Further sales increases and market acceptance of our decking products are our expected results from achieving these building code approvals.

                                 USE OF PROCEEDS

         Approximately $1,050,000 of the $2.9 million in proceeds to us from the sales of convertible preferred stock in 1998 were used to pay down outstanding bridge notes, and the remainder of the proceeds were used for capital expenditures, primarily for the construction of additional extrusion lines and related capital improvements, and working capital purposes.

         We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders. We would receive proceeds from any exercise of the warrants exercisable for an aggregate of 5,545,303 shares of Class A common stock covered by this prospectus. Those warrants are exercisable at fixed exercise prices (subject to customary anti-dilution adjustments) ranging from $0.31 to $3.00. If all were exercised, proceeds of approximately $11 million could be received by AERT. Any such proceeds received by us upon exercise of a warrant will be used for general corporate and working capital purposes.

                              SELLING STOCKHOLDERS

         This prospectus covers the resale of shares of Class A common stock issued or issuable upon exercise of warrants, conversion of preferred stock or payment of interest obligations in connection with certain financing transactions described hereunder.

JUNE 1996-MAY 1997: CLASS I WARRANTS

         Between June 1996 and May 1997, 393,344 Class I warrants were issued in connection with the private placement of 3,884,478 shares of Class A common stock for proceeds of $2,079,000, pursuant to Regulation S under the Securities Act. Since the original issuance of the Class I warrants, 42,866 Class I warrants have expired, 40,478 have been exercised and 310,000 remain exercisable until two years from the effective date of this registration statement, at exercise prices ranging from $0.31 to $1.125. Each Class I warrant is exercisable for one share of Class A common stock.

DECEMBER 1996-NOTE: CLASSES J AND K WARRANTS

         In December 1996, in connection with a note payable of $100,000 to Ike Tull, we authorized and issued two sets of warrants, Class J for 200,000 shares and Class K for 150,000 shares. Each Class J and Class K warrant is exercisable for one share of Class A common stock. Each Class J warrant is exercisable at $0.50 per share and each Class K warrant is exercisable at $0.75 per share. Both Class J and Class K warrants expire in December 2001, five years from their date of issuance.

OCTOBER 1997, FEBRUARY 1998, APRIL 1998, JUNE 1998 AND AUGUST 1998-PRIVATE
PLACEMENT: 12% PROMISSORY NOTES

         Under an October 1997 placement agreement, we issued a series of 12% promissory notes to certain of the selling stockholders as follows:



                       ORIGINAL DATE OF     ORIGINAL AGGREGATE      CURRENT AGGREGATE      DATE TO WHICH MATURITY
   DATE OF ISSUE           MATURITY          PRINCIPAL AMOUNT       PRINCIPAL AMOUNT            WAS EXTENDED
-------------------- --------------------- ---------------------- ---------------------- ----------------------------

   October 1997         July 27, 1998           $1,300,000                 $0                  August 31, 2000

   February 1998       November 2, 1998          $800, 000              $750,000               August 31, 2000

    April 1998         January 2, 1999           $410,000               $410,000               August 31, 2000

     June 1998        February 28, 1999          $359,963               $359,963               August 31, 2000

    August 1998          May 18, 1999            $287,500               $287,500               August 31, 2000


         Quarterly interest on all of the 12% notes is payable in shares of common stock, valued at the average closing bid price over the ten trading days prior to each such interest payment date, or cash, at our option.

         Pursuant to a placement agreement executed at the time of the October 1997 note purchase agreement, we granted our placement agent, The Zanett Securities Corporation, a two-year option to offer and place on our behalf an additional $2,200,000 in aggregate principal amount of promissory notes. $1,857,463 of these additional notes were issued and sold in February, April, June and August 1998, as shown in the table above.

         The placement warrants and consulting warrants may be exercised for a period of five years from the date of issuance at a price per share of $0.375.

         The warrant shares issuable upon exercise of the placement warrants and consulting warrants are required to be registered under registration rights agreements executed with Zanett and Mr. Guazzoni.

         Concurrently with the note purchase agreements, we issued warrants to Zanett. 318,895 warrants were outstanding under the placement agency agreements as of June 30, 2000. All of the placement warrants are exercisable at a price of $0.375 per share, for a five-year term, and are subject to customary anti-dilution provisions for stock splits, stock dividends, reverse stock splits, mergers or consolidations, below-market stock issuances and similar events.

         Also, in October 1997, we entered into a consulting agreement with Bruno Guazzoni, under which he will provide investment banking and general financial and strategic advisory services during a five-year term. Under the terms of the consulting agreement, we are required to issue to Mr. Guazzoni two consulting warrants for every dollar of qualified financing in which he participates in the offer and sale of the promissory notes. In connection with such financings, we have issued 6,254,926 consulting warrants. All of the consulting warrants are exercisable at a price of $0.375 per share for a five-year term and are subject to customary anti-dilution adjustments similar to the placement agent warrants.

SEPTEMBER-NOVEMBER 1998: SERIES A, B AND C PREFERRED STOCK

         In 1998, we sold 2,900 shares of Series A, B and C convertible preferred stock for $1,000 per share. The 900 shares of Series B preferred stock, which were sold to companies controlled by Marjorie S. Brooks and to certain other persons, have voting rights of 2,500 votes per share and the holders of Series B preferred stock vote together with holders of Class A common stock and Class B common stock on matters submitted to a stockholder vote. The preferred stock has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. The convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion. The alternative floating conversion price became applicable because we failed to meet certain financial performance milestones during the six months ended June 30, 1999. If the preferred stock is not previously redeemed or converted, it automatically converts into Class A common stock on the seventh anniversary of the issue date at a conversion price equal to the lower of a fixed $1.20 conversion price or the 5-trading day average closing bid price immediately prior to the date of conversion. Series X and Y warrants were issued in connection with the preferred stock and are exercisable at $1.20 and $2.50 per warrant, respectively, for an aggregate of up to 2,416,664 and 1,021,539 shares of Class A common stock, respectively. Each of the warrants has cashless exercise features. Series X warrants are exercisable at any time through November 10, 2005, provided that each holder cannot exercise the Series X warrants for more than a specified increasing percentage of the shares subject to such warrant until March 9, 2000, whereupon the Series X warrants become fully exercisable. The Series Y warrants are exercisable at any time from November 10, 2000 through November 10, 2005.

JUNE 1998 - FEBRUARY 1999: BONUS WARRANTS

         In connection with the exercise of Class B warrants between June 1998 and February 1999, 1,312,664 bonus warrants were issued. Each bonus warrant is exercisable at a price of $3.00 for one share of Class A common stock, and expires in February 2001.

SELLING STOCKHOLDERS

         The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of the selling stockholders as of June 30, 2000, and the number of shares which may be offered for sale pursuant to this prospectus. Information set forth herein with respect to each selling stockholder's beneficial ownership of common stock has been provided by such selling stockholder. Although the selling stockholders may offer all, some or none of their Class A common stock, the following table has been prepared on the assumption that all shares of common stock covered by this prospectus will be sold. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


         Name and Address of                                         Number of Shares       Number of Shares   % Beneficially Owned
         Selling Stockholder                                        Beneficially Owned       to be Offered     Following Completion
                                                                                                                 of Offering (1)

Zanett Lombardier, Ltd. (2)(3)                                          2,515,445(4)           1,725,183(4)          4.99
Harlow Enterprises, Inc. (2)(3)                                           145,944(5)              93,752(5)            *
Parkland Limited (2)(3)                                                   267,729(6)             222,363(6)            *
Samuel L. Milbank (2)(3)                                                  523,427(7)             390,101(7)           1.0
Bruno Guazzoni (2)(3)                                                   2,515,445(8)           1,201,000(8)          4.99
Claudio Guazzoni (2)(3)                                                   433,320(9)             359,704(9)            *
David McCarthy (2)(3)                                                     536,153(10)            350,998(10)          1.1
Heriot Holdings, Ltd. (2)(3)                                              334,223(11)            137,922(11)           *
Emral Investment Limited (2)(3)                                           422,277(12)            446,617(12)           *
Telcom Mondial (2)(3)                                                      30,473(13)             32,298(13)           *
Goldman Sachs
 Performance Partners L.P.(3)                                             747,592(14)          1,759,537(14)          1.5
Goldman Sachs
 Performance Partners (Offshore) L.P.(3)                                  606,741(15)          1,428,030(15)          1.2
Peter S. Lau                                                               79,715(16)             29,715(16)           *
David Cooperberg                                                           10,763(17)             10,763(17)           *
Ryan McCarthy                                                               8,571(18)              8,571(18)           *
Joseph Petrellese, Jr.                                                      4,000(19)              4,000(19)           *
Ike Tull                                                                  586,666(20)            614,999(20)          1.2
Michael Tull                                                              922,666(21)          1,059,999(21)          1.8
Razorback Farms                                                           764,308(22)            423,999(22)          1.5
Allen & Co.                                                               206,666(23)            264,999(23)           *
Robert Andrew Mackie                                                    1,170,000(24)          1,095,000(24)          2.3
Millenco, L.L.P.                                                          206,666(25)            264,999(25)           *
RA Mackie & Co. LP                                                        309,600(26)            309,600(26)           *
Allen & Company Incorporated                                              440,000(26)            440,000(26)           *
Kenneth J. Forrester & Deloris A. Forrester                                   500(26)                500(26)           *
M. Bernard Siegel                                                           7,700(26)              7,700(26)           *
Richard Read Allen & Silke Hufnagel Allen                                     300(26)                300(26)           *
William F. Harrison TTEE, Fayetteville Women's Clinic                         600(26)                600(26)           *
Robert K. Wall or Betty J. Wall TTEE                                        1,000(26)              1,000(26)           *
Alan J. & Patricia A. Giolin                                                   50(26)                 50(26)           *
Paine Webber Inc.                                                           9,120(26)              9,120(26)           *
IRA for Brenda J. Lazenby                                                   1,000(26)              1,000(26)           *
Sam Lazenby C/F Daniel G. Lazenby                                           8,000(26)              8,000(26)           *
Betty Mayer                                                                 1,500(26)              1,500(26)           *
Forest Global Converting Fund                                               7,500(26)              7,500(26)           *
Joseph Molloy                                                               2,000(26)              2,000(26)           *
Bear Stearns Intl                                                           6,000(26)              6,000(26)           *
LLT Limited                                                                 1,500(26)              1,500(26)           *
R. A. Mackie                                                               75,000(26)             75,000(26)           *
Lee Ziedman                                                                 2,700(26)              2,700(26)           *
Peter J. Urdanick                                                           1,400(26)              1,400(26)           *
Keith J. & Cathy E. Goulet                                                  1,500(26)              1,500(26)           *
Albert & Patricia M. Green                                                    300(26)                300(26)           *
Patricia C. Morgan                                                            300(26)                300(26)           *
Julianna Carroll                                                              100(26)                100(26)           *
Sam Lazenby                                                                10,000(26)             10,000(26)           *
Delbert Allen                                                             160,000(26)            160,000(26)           *
Bargo Engineering                                                          75,000(26)             75,000(26)           *
Fritz Friday                                                              100,000(26)            100,000(26)           *
Marjorie S. Brooks Trust                                                    3,000(26)              3,000(26)           *
Brooks Children's Trust                                                    38,250(26)             38,250(26)           *
Kenna Katelyn Brooks                                                        1,500(26)              1,500(26)           *
Andrew McMahon                                                              1,875(26)              1,875(26)           *
Stephen Rinnert & Molly Rinnert                                             1,500(26)              1,500(26)           *
PetePat Trust                                                              34,374(26)             34,374(26)           *

                                                                                              13,227,718


* Beneficially owns less than 1%

     (1)  Assumes the sale of all shares offered hereby.

     (2) Address: c/o The Zanett Securities Corporation, 135 E. 57th St., 15th Floor, New York, NY 10022.

     (3) Except under certain circumstances, none of such selling stockholders is entitled to hold common stock and exercisable securities to the extent that the selling stockholder would beneficially own more than 4.99% of our total outstanding common stock. Therefore the number of shares listed and which a selling stockholder may sell pursuant to this prospectus may exceed the number of shares such selling stockholder may be deemed to beneficially own as determined pursuant to Section 13(d) of the Exchange Act.

     (4) Beneficially owns 2,447,683 shares as of the date of this prospectus. AERT has been advised by Zanett Lombardier, Ltd. that the individual with sole voting and sole investment powers with respect to the holdings of Zanett Lombardier, Ltd. is Oskar Lewnowski. The number of shares to be offered represents:

          o up to 575,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on August 21, 1998, at an exercise price of $0.375 per share,

          o up to 118,913 interest shares, of which 23,707 have been issued and of which 95,206 may be issued pursuant to notes in the amounts of $21,153.85, $626,892, and $287,500, acquired October
               30, 1997, February 5, 1998, and August 21, 1998, respectively; assuming the notes will be fully paid by December 31, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of June 28, 2000,

          o up to 661,854 shares which may be acquired upon the conversion of 275 shares of Series A preferred stock issued at a purchase price of $275,000 in November 1998,

          o up to 160,416 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

          o up to 209,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

     (5) Beneficially owns 145,944 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 60,169 shares which may be acquired upon the conversion of 25 shares of Series A preferred stock issued at a price of $25,000 in November 1998,

          o up to 14,583 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

          o up to 19,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

     (6) Beneficially owns 267,729 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 119,963 consulting warrant shares, which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share,

          o up to 8,648 interest shares, of which 1,822 have been issued and of which 6,826 may be issued pursuant to notes in the amounts of $1,923.07 and $59,981.50, acquired October 30, 1997 and June 3,
               1998, respectively; assuming the notes will be fully paid by December 31, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of June 28, 2000,

          o up to 60,169 shares which may be acquired upon the conversion of 25 shares of Series A preferred stock issued at a purchase price of $25,000 in November 1998,

          o up to 14,583 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

          o up to 19,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

     (7) Beneficially owns 523,427 as of the date of this prospectus. The number of shares to be offered represents:

          o up to 80,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998 at an exercise price of $.375 per share,

          o up to 14,024 interest shares, of which 5,922 have been issued and of which 8,102 may be issued pursuant to notes in the amounts of $1,153.85, $34,667, and $40,000, acquired October 30, 1997,
               February 5, 1998, and June 3, 1998, respectively; assuming the notes will be fully paid by December 31, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of June 28, 2000,

          o up to 19,423 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375,

          o up to 36,101 shares which may be acquired upon the conversion of 15 shares of Series A preferred stock issued at a purchase price of $15,000 in November 1998,

          o up to 8,750 shares which may be issued in payment of a 10% premium on the Series A preferred stock,

          o up to 154,301 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock, and

          o    up to 77,502 shares issuable upon exercise of Class I warrants.

     (8) Beneficially owns 2,447,683 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 38,476 interest shares, of which 8,249 have been issued and of which 30,227 may be issued pursuant to notes in the amounts of $23,846.15, $103,774, and $280,000 acquired October 30, 1997,
               February 5, 1998, and April 6, 1998, respectively; assuming the notes will be fully paid by December 31, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of June 28, 2000,

          o up to 746,091 shares which may be acquired upon the conversion of 310 Shares of Series A preferred stock issued at a purchase price of $310,000 in November 1998,

          o up to 180,833 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and o up to 235,600 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase and placement of the Series A preferred stock.

     (9) Beneficially owns 433,320 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 29,136 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375 per share,

          o up to 214,319 shares issuable upon exercise of Series X and Y warrants acquired in connection with the placement of the Series A preferred stock, and

          o    up to 116,249 shares issuable upon exercise of Class I warrants.

     (10) Beneficially owns 536,153 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 29,136 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375 per share,

          o up to 3,865 interest shares which may be issued pursuant to notes in the amounts of $34,667 and $15,000, acquired February 5, 1998 and April 5, 1998, respectively; assuming the notes will be fully paid by December 31, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of June 28, 2000,

          o up to 214,319 shares issuable upon exercise of Series X and Y warrants acquired in connection with the placement of the Series A preferred stock, and

          o    up to 103,678 shares issuable upon exercise of Class I warrants.

     (11) Beneficially owns 334,223 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 119,963 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share and

          o up to 17,959 interest shares, of which 1,822 have been issued and of which 16,137 may be issued pursuant to notes in the amounts of $100,000 and $59,981.50, acquired April 6, 1998 and June 3, 1998, respectively; assuming the notes will be fully paid by December 31, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of June 28, 2000.

     (12) Beneficially owns 422,277 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 400,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share and

          o up to 46,617 interest shares, of which 22,277 have been issued and of which 24,340 may be issued pursuant to a $200,000 note acquired June 3, 1998; assuming the note will be fully paid by December 31, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of June 28, 2000.

     (13) Beneficially owns 30,473 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 30,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued in connection with an April 6, 1998 note, at an exercise price of $0.375 per share and

          o up to 2,298 interest shares, of which 473 have been issued and of which 1,825 may be issued pursuant to a $15,000 note originally dated April 6, 1998; assuming the note will be fully paid by December 31, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of June 28, 2000.

     (14) Beneficially owns 747,592 shares as of the date of this prospectus. The number of shares to be offered represents:

          o up to 1,129,245 shares which may be acquired upon the conversion of 469.2 shares of Series A preferred stock issued at a purchase price of $469,200 in November 1998,

          o up to 273,700 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

          o up to 356,592 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

     (15) Beneficially owns 606,741 shares as of the date of this prospectus. The number of shares to be offered represents:

          o    up to 916,489 shares which may be acquired upon the conversion of
               380.8 shares of Series A preferred stock issued at a purchase price of $380,800 in November 1998,

          o up to 222,133 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

          o up to 289,408 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

     (16) Beneficially owns 79,715 shares as of the date of this prospectus. The number of shares to be offered represents up to 29,715 shares issuable upon exercise of Class I warrants.

     (17) Beneficially owns 10,763 shares as of the date of this prospectus. The number of shares to be offered represents up to 10,763 shares issuable upon exercise of Class I warrants.

     (18) Beneficially owns 8,571 shares as of the date of this prospectus. The number of shares to be offered represents up to 8,571 shares issuable upon exercise of Class I warrants.

     (19) Beneficially owns 4,000 shares as of the date of this prospectus. The number of shares to be offered represents up to 4,000 shares issuable upon exercise of Class I warrants.

     (20) Beneficially owns 586,666 shares as of the date of this prospectus. The number of shares to be offered includes:

          o up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series B preferred stock issued at a purchase price of $100,000 in September 1998,

          o up to 58,333 shares which may be issued in payment of a 10% premium on the Series B preferred stock,

          o up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B preferred stock,

          o up to 200,000 shares issuable upon exercise of Class J warrants, and o up to 150,000 shares issuable upon exercise of Class K warrants.

     (21) Beneficially owns 922,666 shares as of the date of this prospectus. The number of shares to be offered includes:

          o up to 333,333 shares which may be acquired upon the conversion of 400 shares of Series B preferred stock issued at a purchase price of $400,000 in November 1998,

          o up to 233,333 shares which may be issued in payment of a 10% premium on the Series B preferred stock,

          o up to 493,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B preferred stock.

          Sales of stock by Mr. Tull, as a director of AERT, are currently restricted under a lock-up agreement and may not be sold without the approval of the Zanett Securities Corporation until all bridge notes are repaid, sufficient liquidity is maintained by AERT, and the ownership of AERT securities by Zanett is below 25% of its original amount.

     (22) Beneficially owns 764,308 shares as of the date of this prospectus. The number of shares to be offered includes:

          o up to 133,333 shares which may be acquired upon the conversion of 160 shares of Series B preferred stock issued at a purchase price of $160,000 in September 1998,

          o up to 93,333 shares which may be issued in payment of a 10% premium on the Series B preferred stock, and

          o up to 197,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B preferred stock.

          Razorback Farms is controlled by Marjorie S. Brooks and sales of stock owned by it are currently restricted under a lock-up agreement and may not be sold without the approval of the Zanett Securities Corporation until all bridge notes are repaid, sufficient liquidity is maintained by AERT, and the ownership of AERT securities by Zanett is below 25% of its original amount.

     (23) Beneficially owns 206,666 shares as of the date of this prospectus. The number of shares to be offered includes:

          o up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series C preferred stock issued at a purchase price of $100,000 in September 1998,

          o up to 58,333 shares which may be issued in payment of a 10% premium on the Series C preferred stock, and

          o up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C preferred stock.

     (24) Beneficially owns 1,170,000 shares as of the date of this prospectus. The number of shares to be offered includes:

          o up to 250,000 shares which may be acquired upon the conversion of 300 shares of Series C preferred stock issued at a purchase price of $300,000 in November 1998,

          o up to 175,000 shares which may be issued in payment of a 10% premium on the Series C preferred stock,

          o up to 370,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C preferred stock, and

          o    up to 300,000 shares issuable upon exercise of warrants.

     (25) Beneficially owns 206,666 shares as of the date of this prospectus. The number of shares to be offered includes:

          o up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series C preferred stock issued at a purchase price of $100,000 in November 1998,

          o up to 58,333 shares which may be issued in payment of a 10% premium on the Series C preferred stock, and

          o up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C preferred stock.

     (26) Represents shares issuable upon exercise of bonus warrants.

                           DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 75,000,000 shares of Class A common stock, $.01 par value, 7,500,000 shares of Class B common stock, $.01 par value, and 5,000,000 shares of preferred stock, $1.00 par value.

DESCRIPTION OF CLASS A COMMON STOCK

         The holders of shares of Class A common stock are entitled to receive dividends out of legally available funds when and in such amounts as the board of directors may from time to time determine. Each share of Class A common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders. Upon liquidation or dissolution, holders of Class A common stock are entitled to share equally with holders of Class B common stock in our assets legally available for distribution to stockholders after satisfaction of claims of creditors and liquidation preferences of preferred stock. Shares of Class A common stock are not redeemable and have no preemptive, conversion or cumulative voting rights. All outstanding shares of our Class A common stock are fully paid and nonassessable. Any additional Class A common stock covered by this prospectus that we issue upon the exercise of warrants in accordance with the terms of the warrants or upon the conversion of convertible securities in accordance with the terms of the convertible securities will also, upon issuance, be fully paid and nonassessable.

         American Stock Transfer & Trust Company serves as transfer agent for our Class A common stock.

DESCRIPTION OF CLASS B COMMON STOCK

         Each share of our Class B common stock will convert at any time at the option of the holder into one share of our Class A common stock. Each share of Class B common stock will convert automatically into one share of Class A common stock upon its sale or transfer to any person other than another holder of Class B common stock, and upon the death of the holder if not transferred by request or inheritance to another holder of our Class B common stock. The Class B common stock is identical in all other respects to our Class A common stock except that on every matter submitted to a vote of our stockholders each share of Class A common stock entitles the registered holder to one vote, while each share of Class B common stock entitles the registered holder to five votes. Upon liquidation or dissolution, holders of Class B common stock are entitled to share equally with holders of Class A common stock in our assets legally available for distribution to stockholders after satisfaction of any claims of creditors and liquidation preferences of preferred stock. Shares of Class B common stock are not redeemable and have no preemptive, conversion or cumulative voting rights. All outstanding shares of Class B common stock are fully paid and nonassessable. The holders of Class B common stock have entered into a right of first refusal agreement among themselves granting such stockholders a right to purchase Class B common stock on a pro rata basis from any Class B stockholder desiring to sell such shares.

DESCRIPTION OF PREFERRED STOCK

Series A, B and C Preferred Stock

         Our 2,900 outstanding shares of Series A, B and C convertible preferred stock have a liquidation preference of $1,000 per share. The 900 shares of Series B preferred stock have voting rights of 2,500 votes per share, and the holders of Series B preferred stock vote together with holders of Class A common stock and Class B common stock on matters submitted to a stockholder vote. The Series A and Series C preferred stock do not generally vote on matters submitted for a vote of stockholders. The preferred stock has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. The convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion. The alternative floating conversion price became applicable because we failed to meet certain financial performance milestones during the six months ended June 30, 1999. If the preferred stock is not previously redeemed or converted, it automatically converts into Class A common stock on the seventh anniversary of the issue date at a conversion price equal to the lower of a fixed $1.20 conversion price or the 5-trading day average closing bid price immediately prior to the date of conversion.

Authorized, Unissued Preferred Stock

         Our shares of authorized but unissued preferred stock may be issued in one or more series with such designations, powers, preferences, and relative, optional, participating or other rights and qualifications, limitations and restrictions (including number of votes for each share of preferred stock) as are fixed by resolution of our board of directors subject to Delaware corporation law.

DESCRIPTION OF WARRANTS

         The exercise prices, expiration dates and other material terms of our outstanding warrants for which the underlying shares of Class A common stock may be offered by this prospectus, are as described in "Selling Stockholders." The warrants provide for adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of the Class A common stock or, under certain circumstances, upon issuance of shares of Class A common stock at prices lower than the then current market price, other than issuances upon exercise of options granted to our employees and directors. Additionally, an adjustment would be made upon the sale of all or substantially all of our assets so as to enable holders of warrants to purchase the kind and number of shares of stock or other securities or property (including cash) receivable in such event by a holder of the number of shares of Class A common stock that might otherwise have been purchased upon exercise of such warrants. No adjustment for previously paid cash dividends, if any, will be made upon exercise of the warrants.

         The warrants do not confer upon the holder any voting rights or any other rights of a stockholder. Upon notice to the warrantholders, we have the right to reduce the exercise price or extend the expiration date of the warrants.

         The warrants may be exercised upon surrender of the warrant certificate on or prior to its expiration date at our corporate offices, with the form of "election to purchase" on the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised.

DELAWARE ANTI-TAKEOVER LAW

         We are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

                              PLAN OF DISTRIBUTION

         This prospectus covers the resale of shares of Class A common stock by the selling stockholders and their pledgees, donees, assignees and other successors in interest. The selling stockholders may sell their shares on the Nasdaq SmallCap Market, in the over-the-counter market or through any other facility on which the shares are traded, or in private transactions. These sales may be at market prices or at negotiated prices. The selling stockholders may use the following methods when selling shares:

          o ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

          o block trades in which the broker or dealer attempts to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

          o    privately negotiated transactions;

          o    any combination of these methods of sale; or

          o    any other legal method.

         The selling stockholders may engage in short sales of the Class A common stock and deliver shares to close out their short positions. The selling stockholders may also enter into put or call options or other transactions with broker-dealers or others which require delivery to those persons of shares covered by this prospectus.

         Brokers, dealers or other agents participating in the distribution of the shares of Class A common stock may receive compensation in the form of discounts or commissions from the selling stockholders, as well as the purchaser if they act as agent for the purchaser. The discount or commission in a particular transaction could be more than the customary amount. We know of no existing arrangements between any selling stockholder and any underwriter, broker, dealer or agent relating to the sale or distribution of the shares.

         The selling stockholders and any brokers or dealers that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, commissions or other compensation received by these persons and any profit on the resale of the shares by them as principals might be deemed to be underwriters' compensation. The selling stockholders may agree to indemnify any broker, dealer or agent that participates in the sale of the shares against various liabilities, including liabilities under the Securities Act.

         At the time a particular offer of shares is made, to the extent required we will file a supplement to this prospectus which identifies the number of shares being offered, the name of the selling stockholders, the name of any participating broker or dealer, the amount of discounts and commissions, and any other material information.

         The selling stockholders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and its rules and regulations. For example, the anti-manipulative provisions of Regulation M may limit the ability of the selling stockholders or others to engage in stabilizing and other market making activities.

         The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus, so long as they meet the criteria and conform to the requirements of the rule.

         We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will pay the registration and other offering expenses related to this offering, but the selling stockholders will pay all underwriting discounts and brokerage commissions incurred in connection with the offering. We have agreed to indemnify the selling stockholders against various liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Our outside counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P., San Antonio, Texas has issued a legal opinion about the validity of the shares offered by this prospectus.

                                     EXPERTS

         The audited financial statements for the years ended December 31, 1999, 1998 and 1997, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern and litigation uncertainties as discussed in Notes 2 and 12, respectively, to the financial statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, reports, proxy statements and other information concerning AERT can be inspected and copied at the offices of Nasdaq, Report Section, 1735 K Street, N.W., Washington, D.C. 20006.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of Class A common stock to be sold under this prospectus. The SEC permits us to omit from this prospectus certain information, exhibits, and undertakings contained in the registration statement.

         THE SEC ALLOWS US TO "INCORPORATE BY REFERENCE" THE INFORMATION THAT WE FILE WITH THEM, WHICH MEANS THAT WE CAN DISCLOSE IMPORTANT INFORMATION TO YOU BY REFERRING YOU TO THOSE DOCUMENTS INSTEAD OF HAVING TO REPEAT THE INFORMATION IN THIS PROSPECTUS. THE INFORMATION INCORPORATED BY REFERENCE IS CONSIDERED TO BE PART OF THIS PROSPECTUS, AND LATER INFORMATION THAT WE FILE WITH THE SEC WILL AUTOMATICALLY UPDATE AND SUPERSEDE THIS INFORMATION. WE INCORPORATE BY REFERENCE THE DOCUMENTS LISTED BELOW AND ANY FUTURE FILINGS MADE WITH THE SEC UNDER SECTIONS 13(a), 13(c), 14 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 UNTIL THE SELLING STOCKHOLDERS SELL ALL THE SHARES.

o Annual Report on Form 10-K for the fiscal years ended December 31, 1999, 1998 and 1997;

o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

         You may request a copy of these documents, without their exhibits, unless specifically incorporated by reference, free of charge upon request to:

                      Joe G. Brooks, Chairman of the Board
               Advanced Environmental Recycling Technologies, Inc.
                           914 North Jefferson Street
                           Springdale, Arkansas 72764
                                 (501) 756-7400


         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS WILL NOT MAKE AN OFFER OF THESE SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

         THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT THAT WE FILED WITH THE SEC (REGISTRATION NO. 333-93763). MORE INFORMATION ABOUT THE SHARES SOLD BY THE SELLING STOCKHOLDERS IS CONTAINED IN THAT REGISTRATION STATEMENT AND THE EXHIBITS FILED ALONG WITH THE REGISTRATION STATEMENT. YOU MAY READ AND COPY THE FULL REGISTRATION STATEMENT AND ITS EXHIBITS AT THE SEC'S PUBLIC REFERENCE ROOMS OR THEIR WEB SITE.

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses payable by the Company in connection with the offering described in this Registration Statement. No such expenses will be borne by the selling stockholders.


Securities and Exchange Commission
   Registration fees                           $ 10,237
   Legal fees                                    28,000
   Accountant's fees                             27,500
   Miscellaneous expenses                        10,000
                                               --------
TOTAL                                          $ 75,737

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors, officers, employees or agents against judgments, fines, amounts paid in settlement, and reasonable costs, expenses and counsel fees paid or incurred in connection with any proceeding, other than an action by or in the right of the Registrant, to which such director, officer or employee or his legal representative may be a party, provided such director, officer or employee shall have acted in good faith and shall have reasonably believed (a) in the case of a civil proceeding, that his conduct was in or not opposed to the best interests of the Registrant, or (b) in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. In connection with an action by or in the right of the Registrant against a director, officer, employee or agent, the Registrant has the power to indemnify such director, officer, employee or agent for reasonable expenses incurred in connection with such suit (a) if such person acted in good faith and in a manner not opposed to the best interest of the Registrant, and (b) if found liable to the Registrant, only if ordered by a court of law. Section 145 provides that such section is not exclusive of any other indemnification rights granted by the Registrant to directors, officers, employees or agents.

         The Certificate of Incorporation of the Registrant provides for mandatory indemnification of directors, officers and employees to the fullest extent permitted by Section 145, unless the Registrant proves that the person seeking indemnification did not meet the standard set forth above. The Certificate permits the Registrant to indemnify agents to the extent authorized from time to time by the Board of Directors. The right to indemnification is a contract right and includes the right to be paid by the Registrant the expenses incurred in defending any such proceeding in advance of our final disposition, provided that the indemnitee undertakes to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified for such expenses.

         The Certificate of Incorporation of the Registrant also contains a provision eliminating the liability of a director to the Registrant or our stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (a) breach of the director's duty of loyalty to the Corporation or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payment of a dividend or unlawful stock purchase or redemption, or (d) any transaction from which the director derived an improper personal benefit.

         Inasmuch as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that, in the opinion of the Securities and Exchange

Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER       DESCRIPTION OF EXHIBITS

4.1 Certificate of Incorporation (incorporated by reference from Registration Statement on Form S-1, No. 33-29595, filed with the Commission on June 28, 1989 and Exhibit to Amendment No. 1 to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on August 24, 1989)(b)

4.2 Certificate of Amendment of Certificate of Incorporation dated October 12, 1999(b)

4.3 Certificate of Designation for Series A, Series B and Series C Preferred Stock(b)

4.4 Bylaws of Registrant (incorporated by reference from Exhibit to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on June 28, 1989)(b)

4.5 Form of Class A Common Certificate (incorporated by reference from Exhibit to Amendment No. 2 to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on November 8, 1989)(b)


5            Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.(b)


10.1         Private Placement Agreement(b)

10.2         Consulting Agreement(b)

10.3         October 1997 Note Purchase Agreement(b)

10.4         February 1998 Note Purchase Agreement(b)

10.5         April 1998 Note Purchase Agreement(b)

10.6         June 1998 Note Purchase Agreement(b)

10.7         August 1998 Note Purchase Agreement(b)

10.8         Form of Notes(b)

10.9         Form of Private Placement Warrants(b)

10.10        Form of Consulting Warrants(b)

10.11        Form of X Warrants(b)

10.12        Form of Y Warrants(b)

10.13        Form of I, J, K Warrants(b)

10.14        Form of Bonus Warrants(b)

10.15        Amendment 1 to Preferred Stock Designations(b)

10.16        Amendment 2 to Preferred Stock Designations(b)

10.17        Amendment 3 to Preferred Stock Designations(b)

23.1         Consent of Arthur Andersen LLP(a)


23.2         Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in
             Exhibit 5)(b)


(a) Filed herewith

(b) Incorporated by reference from Registration Statement on Form S-1, No. 33-29595 and/or previously filed as an exhibit to this Registration Statement on Form S-3.

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (a) To include any Prospectus required by Section 10 (a) (3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by registrant pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

      (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by registrant pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. That, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or Section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on our behalf by the undersigned, thereunto duly authorized, in the County of Washington, State of Arkansas, on July 10, 2000.



ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Registrant)

By:  /s/ Joe G. Brooks                           By: /s/ Edward J. Lysen
     -------------------------------                 ---------------------------
         JOE G. BROOKS                               EDWARD J. LYSEN
         Chairman of the Board                       Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




Signature                            Title                               Date

/s/ JOE G. BROOKS            Chairman of the Board and          July 10, 2000
--------------------------   Co-Chief Executive Officer
JOE G. BROOKS


* /s/ SAL MIWA               Vice-Chairman                      July 10, 2000
--------------------------   of the Board
SAL MIWA


/s/ STEPHEN W. BROOKS        Co-Chief Executive                 July 10, 2000
--------------------------   Officer and Director
STEPHEN W. BROOKS


/s/ MARJORIE S. BROOKS       Secretary, Treasurer               July 10, 2000
--------------------------   and Director
MARJORIE S. BROOKS

* /s/ JERRY B. BURKETT       Director                           July 10, 2000
--------------------------
JERRY B. BURKETT

* /s/ PETER S. LAU           Director                           July 10, 2000
--------------------------
PETER S. LAU

* /s/ JAMES H. CULP          Director                           July 10, 2000
--------------------------
JAMES H. CULP

* /s/ MICHAEL  M. TULL       Director                           July 10, 2000
---------------------------
MICHAEL  M. TULL

* /s/ THOMAS J. HAIRSTON     Director                           July 10, 2000
---------------------------
THOMAS J. HAIRSTON

* /s/ JOE G. BROOKS                                             July 10, 2000
---------------------------
(As applicable)
By: JOE G. BROOKS, as attorney-in-fact

                                  EXHIBIT INDEX


EXHIBIT
NUMBER       DESCRIPTION
-------      -----------

4.1 Certificate of Incorporation (incorporated by reference from Registration Statement on Form S-1, No. 33-29595, filed with the
             Commission on June 28, 1989 and Exhibit to Amendment No. 1 to
             Registration Statement on Form S-1, No. 33-29595, filed with the
             Commission on August 24, 1989)(b)

4.2          Certificate of Amendment of Certificate of Incorporation dated
             October 12, 1999(b)

4.3          Certificate of Designation for Series A, Series B and Series C
             Preferred Stock(b)

4.4 Bylaws of Registrant (incorporated by reference from Exhibit to Registration Statement on Form S-1, No. 33-29595, filed with the
             Commission on June 28, 1989)(b)

4.5          Form of Class A Common Certificate (incorporated by reference from
             Exhibit to Amendment No. 2 to Registration Statement on Form S-1,
             No. 33-29595, filed with the Commission on November 8, 1989)(b)

5            Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.(b)

10.1         Private Placement Agreement(b)

10.2         Consulting Agreement(b)

10.3         October 1997 Note Purchase Agreement(b)

10.4         February 1998 Note Purchase Agreement(b)

10.5         April 1998 Note Purchase Agreement(b)

10.6         June 1998 Note Purchase Agreement(b)

10.7         August 1998 Note Purchase Agreement(b)

10.8         Form of Notes(b)

10.9         Form of Private Placement Warrants(b)

10.10        Form of Consulting Warrants(b)

10.11        Form of X Warrants(b)

10.12        Form of Y Warrants(b)

10.13        Form of I, J, K Warrants(b)

10.14        Form of Bonus Warrants(b)

10.15        Amendment 1 to Preferred Stock Designations(b)

10.16        Amendment 2 to Preferred Stock Designations(b)

10.17        Amendment 3 to Preferred Stock Designations(b)

23.1         Consent of Arthur Andersen LLP(a)

23.2         Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in
             Exhibit 5)(b)


(a) Filed herewith

(b) Incorporated by reference from Registration Statement on Form S-1, No. 33-29595 and/or previously filed as an exhibit to this Registration Statement on Form S-3.